UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2014

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Report on Administrative Proceedings

1. Subject	-	Administrative order on temporary suspension of certain business activities including acquisition of new subscribers.

2. Details	-	On March 7, 2014, the Ministry of Science, ICT and Future Planning issued a suspension order on the three wireless telecommunications providers (including SK Telecom Co., Ltd.) suspending us from acquiring new subscribers or switching mobile devices under existing plans.
	-	Suspension period for SK Telecom Co., Ltd.: 45 days (April 5, 2014 ~ May 19, 2014).

3. Confirmation Date	March 7, 2014

4. Other Noteworthy Matters	-	The above-mentioned suspension on acquisition of new subscribers is applicable to new subscriptions for numbers with the “010” prefix and to subscriptions to transfer existing numbers from other carriers.
	-	Although a suspension will be imposed on switching mobile devices under existing plans, switching devices will be allowed in cases of loss, damage or mobile devices used for 24 months of longer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: March 10, 2014

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